[Cushing Funds Letterhead]

August 1, 2012

[UNITHOLDER NAME]

[UNITHOLDER ADDRESS]

[UNITHOLDER ADDRESS]

Dear [UNITHOLDER NAME]:

We are writing to inform you that, effective August 1, 2012, The Cushing® MLP Infrastructure Fund (the “Fund”) registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified closed-end management investment company. This registration will not result in any change in the Fund’s investment objective or investment policies. The investment advisory fee rate paid by the Fund and the level of services provided by the Fund’s investment adviser, Cushing® MLP Asset Management, LP (the “Adviser”), will not change. However, the Fund will conduct its operations in compliance with the requirements of the 1940 Act and holders of common units of beneficial interest (“Common Units”) of the Fund (“Unitholders”) will benefit from the investor protections of the 1940 Act.

Previously, Unitholders were permitted to withdraw their interest in the Fund, in whole or in part, as of the close of business on the last day of each fiscal quarter upon 45 days notice of withdrawal. As a registered investment company, the withdrawal process for Unitholders will change. In order to provide Unitholders with periodic liquidity, the Fund may conduct tender offers to repurchase Common Units. Such tender offers will be conducted at such times, and on such terms and conditions, as determined by the Board of Trustees of the Fund. The Adviser currently expects that it will generally recommend to the Board that the Fund conduct tender offers to repurchase Common Units quarterly. In connection with each such tender offer, Unitholders will receive materials from the Fund that describe the terms and conditions of the tender offer and by which they may elect to tender all or a portion of their Common Units to the Fund. During any tender offer, if you are not interested in tendering your Common Units, you may disregard the tender offer materials and need take no action.

The Fund’s initial tender offer to repurchase Common Units begins today, August 1, 2012, and will end at 11:59 p.m., Eastern time on August 28, 2012. Common Units may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender all or a portion of your Common Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it arrives no later than 11:59 p.m., Eastern time, on August 28, 2012.

If you do not wish to sell your Common Units during this tender offer period,

simply disregard this notice. No action is required if you do not wish to sell any portion of your Common Units at this time.

All tenders of Common Units must be received by the Fund, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by 11:59 p.m., Eastern time, on August 28, 2012, unless the tender offer is extended.

To understand the tender offer fully, and for a more complete discussion of the terms and conditions of the tender offer, we encourage you to read carefully the entire Offer to Purchase and the related Letter of Transmittal, each enclosed herewith. If you have any questions please contact the Fund by e-mail at investorservices@usbank.com or by calling (877) 653-1415.

Sincerely,

/s/ Jerry V. Swank